

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 17, 2010

Joe Tyszko
President
RJS Development, Inc.
200 Miramar Blvd., NE
St. Petersburg, Florida 33704

> **Re:** **RJS Development, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 14, 2010**
> **File No. 333-151698**

Dear Mr. Tyszko:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that on the cover page of the registration statement your business address has changed. Please revise throughout for consistency or advise.

2. Please monitor the financial statement update requirement in accordance with Rule 8-08 of Regulation S-X.

Selected Financial Data, page 7

3. We note that your Net Cash (Used) Provided by Operating Activities as of December 31, 2008 does not agree to its respective balance in the Statement of Cash Flows for the year ended on December 31, 2008 on page II-16. Please revise accordingly.

Risk Factors, page 7

"(1) Our Auditor Has Expressed Substantial Doubt About Our Ability to Continue As A Going Concern," page 7

4. We note that you have indicated that the company has a working capital deficiency of $20,730 and an accumulated deficit of $17,860. However, these amounts do not agree to the working capital deficiency and accumulated deficit as of September 30, 2009. Please update these amounts to reflect the balances of the most current financial statement period presented.

Selling Security Holders, page 18

5. We note your response to comment 9 in our letter dated July 15, 2009. You have not revised the selling security holder table to reflect securities held in the name of a spouse or minor child as being beneficially owned by that selling shareholder. For example, if accurate, with respect to the shares owned by Mr. Steve Tyszko and Mrs. Dawn Tyszko, the row that corresponds to Mr. Steve Tyszko should state that he owns 1,200,000 shares and in an accompanying footnote, you should state that he is considered the beneficial owner of the 600,000 shares owned by his wife. Please review your selling security holder table and revise throughout in accordance with this comment. In addition, please revise accordingly the beneficial ownership table on page 37.

Item 8. Plan of Distribution, page 20

6. We note your response to comment 1 in our letter dated July 15, 2009. You continue to state in this section that shares of your common stock may be sold at prevailing market prices. Please revise to definitively state that the stock will be sold at a fixed price for the duration of the offering.

Item 11. Information with Respect to the Registrant, page 23

Description of Business, page 23

7. We note your response to comment 11 in our letter dated July 15, 2009. It does not appear that you have revised your filing in accordance with our comment and therefore, we reissue it in its entirety. We note that you may hold a revenue-generating property until you are able to obtain an appropriate sale price for such property. Please expand your disclosure to include information about the holding periods for properties that you acquire. For example, if applicable, please indicate the desired holding period for the various types of commercial properties that you

8. We note your statement on page 23 that you "currently do not own any strip centers at this time." Please also clarify whether you own any real estate property, such as undeveloped land, at this time as well.

9. We note on page 24 that your "strategy is to operate [y]our business in [y]our current markets and geographic region . . . ." Elsewhere in your prospectus, however, you state that your growth strategy includes operating your business outside the Greater Tampa Bay area and into the Southeast region as a whole. Please revise throughout to clarify whether you intend to expand your business outside your current market.

10. We note that you list tenants that you seek for some of your developments as "Starbucks Coffee, Subway, GameStop, Supercuts, H&R Block, Fedex Kinko's, GNC, Moe's Southwest Grill, Quizno's Subs ect," and that "[d]ue to the relationships that [you] have with this tenants . . . , they will often tell [you] which markets they are looking in . . . ." We further note that of this list of tenants you have provided on page 24, only three of them appear to have been tenants at a prior strip center that you developed. Therefore, please explain to us how you have developed relationships with all of the tenants that you have listed since it does not appear that you have conducted business with them previously.

11. We note that you refer to the importance of your "sales force" on page 25 and the efforts that you have made to recruiting and enhancing your training programs for your sales force. Since you only have two employees at this time, please explain to us who else comprises your sales force and what specific training and recruiting programs that you have implemented with respect to the sales force.

12. Please describe in more detail your 2006 investment to upgrade your information management and accounting systems.

13. We note your statement on page 26 that "[i]n the past [you] have acquired land for [y]our building operations both as finished parcels and as raw land that [you] develop." It appears from your disclosure on page 23, that the only land you have owned was a 1.5 acre outparcel that you developed into a strip center. To the extent that you have acquired finished land, please provide examples of such purchases or revise.

14. We note that you may also buy land and "put in the entire infrastructure (utilities, road off-site stormwater drainage) . . . ." Please describe your experience with developing entire infrastructures for large tracts of land. To the extent that you do not have prior experience with this type of development, please disclose as such and include risk factor disclosure that describes this risk of inexperience to your investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

15. Please include an "Overview" in your MD&A section to include the most important matters on which management focuses in evaluating your financial condition and operating performance and provide the context for the discussion and analysis of the financial statements. The Overview should identify and address those key variables and other qualitative and quantitative factors that are peculiar to and necessary for an understanding and evaluation of the company. This discussion should address both past and prospective financial condition and operating performance, including a discussion of known material trends and uncertainties.

How long can we satisfy our cash requirements . . . ?, page 31

16. We note your response to comment 16 in our letter dated July 15, 2009 and we reissue it in its entirety. As noted previously, your auditor has expressed substantial doubt as to your ability to continue as a going concern, specifically noting that your "ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due."   In this section, you state, however, that you have the "necessary cash and revenue to satisfy [y]our cash requirements for the next twelve months." In light of your going concern opinion, please explain how you determined that you have sufficient cash at hand to meet your obligations.

Sales Strategies, page 31

17. We have reviewed your response to comment 17 in our letter dated July 15, 2009 and we reissue it in its entirety. We note your response to comment 22 in our letter dated October 17, 2008 and that your planned sales strategy continues to be the use of public relations and advertising. Please expand your disclosure about how you plan to implement this strategy, such as a discussion of who your target market is and how you plan to reach them, as well as discussing how much money such a campaign will cost and how you plan to fund it. Please also discuss whether the planned sales strategy is separate from when you are marketing a specific project.

Any expected purchase or sale of plant and significant equipment, page 32

18. We note that your business plan consists of real estate development, therefore, please explain to us what you mean by the following statement "[w]e do plan on purchasing either developed commercial property or raw land for development at the current time unless presented with an excellent opportunity where we believe the Company's risk of losing money is limited," (emphasis added). Please disclose the types of other "opportunities" in which you may invest.

Results of Operations, page 32

19. We note your response to comment 18 in our letter dated July 15, 2009 and we reissue it in its entirety. We note your response to comment 24 in our letter dated October 17, 2008. Please include similar disclosure about lack of demand for commercial real estate development in your MD&A section as applicable.

20. We note your response to comment 19 in our letter dated July 15, 2009 and we reissue it in its entirety. Please describe the nature of the revenues for the periods presented.

Results of Operations for the Period Ended December 31, 2008

21. We note your response to comment 20 in our letter dated July 15, 2009 and we reissue it in its entirety. Please provide more detailed information regarding your results of operations for 2008 and 2007. Specifically, please provide period-on-period comparisons of the major line items in your Statements of Operations. For example, please describe the main reasons for the decrease in revenues from the year ended December 31, 2007 to the year ended December 31, 2008. Please refer to Regulation S-K, Item 303(a)(3), and Instructions 1, 2 and 3 of Instructions to Paragraph 303(a). Note that this comment also applies to the results of operations for the nine month and three month periods ended September 30, 2009 and 2008.

Directors and Executive Officers, page 35

Summary Compensation, page 36

22. Please update to disclose executive compensation, if any, that was paid in 2009.

Beneficial Ownership Table, page 37

23. We note that according to the selling security holders table on page 18 that Mr. Joe Tyszko may sell 3,675,000 shares of common stock in this offering. Therefore, revise this table to disclose the percentage that he will own after the offering if he sells all 3,675,000 shares available for resale.

Financial Statements for the years ended December 31, 2008 and 2007

Statement of Changes in Stockholders' Equity, II-15

24. We have read and considered your response to comment 26 in our letter dated July 15, 2009. The transactions that occurred during 2007 are still inconsistent to those reported in Amendment 1 to your Form S-1 filed on September 16, 2008. Specifically, you omitted the reversal of your 2006 income tax payable and capital distributions. Clarify if these transactions did in fact take place or were erroneously included in the prior amendment. Please advise us and revise your filing accordingly.

25. We have read your response to comment 27 in our letter dated July 15, 2009 and continue to remain unclear as to how you have revised your filing to clarify why the reversal of accrued taxes in 2006 relates to the distributions paid to shareholders. As previously requested, tell us the actual cash that was distributed to shareholders, clarify whether you received a refund for previously paid taxes and how it was recorded in your financial statements. To the extent that the distributions are not related to the reversal of accrued taxes, please report them separately on your Statement of Cash Flows.

Note 1 – Organization and Summary of Significant Accounting Policies, page II-17

Revenue Recognition, page II-18

26. We note that you did not to respond to comment 28 in our letter dated July 15, 2009. As previously requested, please describe to us and disclose the accounting literature applied with respect to your service and contract based activities. Additionally, we note that your disclosure on page 23 refers to real estate leases and leasing operations, respectively. Describe your revenue recognition policies associated with these activities including your basis in GAAP to support the policies.

Part II. Information Not Required In Prospectus, page II-22

27. We note that in response to comment 23 in our letter dated July 15, 2009, you moved the "dealer prospectus delivery obligation" disclosure to this section of your registration statement. As we previously noted, the dealer prospectus delivery obligation should appear on the back cover of the prospectus. Please revise accordingly.

Exhibit 23

28. We note that your consent signed by Randall Drake is dated June 18, 2009. Please provide an updated consent as required by Item 601(b)(23)(i) of Regulation S-K.

29. In addition, please file a consent for the use of the review report signed and dated by Peter Messineo, CPA on December 15, 2009.

* * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yolanda Crittendon, Staff Accountant, at 202-551-3432, or Cicely LaMothe, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney-Advisor, at 202-551-3391 or me at 202-551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Clifford J. Hunt, Esq. (*via facsimile*)